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                                                                       EXHIBIT 1


                                AMENDED AGREEMENT

        This Amended Agreement is between The Chalone Wine Group, Ltd., a California corporation (the "Company"), Les Domaines Barons de Rothschild (Lafite) ("DBR") and SFI Intermediate Ltd., a Texas limited partnership ("SFI").

        On August 22, 2001, a special committee of the Company's Board of Directors (the "Special Committee") approved a rights offering to the Company's shareholders. Under the terms of the rights offering, each shareholder was to be given a pro rata right to buy shares of the Company's common stock. The Company was to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. The Special Committee set the offering price at $10 per share after considering a variety of factors including the historic and then current market price of the common stock, the Company's business prospects, the Company's history of revenue and operating results, general conditions in the securities market, the Company's need for capital, alternatives available to the Company for raising capital, the amount of proceeds desired, pricing of similar transactions, the liquidity of the Company's common stock, the level of risk to the Company's investors, and the need to offer shares at a price that would be attractive to the Company's investors relative to the then current trading price of the Company's common stock. The rights offering was to have permitted shareholders to oversubscribe for shares which were not purchased through the exercise of the basic subscription right. DBR and SFI had agreed to exercise all of the rights they would receive in the rights offering as shareholders of the Company and in the event not all shareholders exercised their rights pursuant to the rights offering, DBR and SFI were to have oversubscribed (pro rata as between DBR and SFI) to the rights offering so that they would acquire all the shares offered to other holders of rights, to the extent those shares were not purchased through the exercise of rights or exercise by other persons of the oversubscription privilege in the rights.

        Since the date of that Agreement, the financial markets in general have fallen and experienced considerable uncertainty and the price of the Company's common shares has fallen and shown significant volatility on little volume, with the closing price on certain dates less than the price established in the rights offering. The $10 price may no longer be as attractive to investors. Accordingly, the Company has amended the offering. DBR and an affiliate of SFI have agreed to provide interim financing (the terms and conditions of which are set forth in the Promissory Notes of the Company to DBR and the SFI affiliate and a related letter agreement which are attached hereto). DBR and SFI hereby agree to exercise in full their rights under the amended rights offering for approximately 1.765 million shares of the Company's common stock at $8.50 a share, including the over-subscription rights as detailed in the terms of the former rights offering. The interim financing will be repaid by the proceeds of the rights offering.



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        This Amended Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. Upon the full execution of this Amended Agreement, the original Agreement shall terminate and be of no further force and effect.


                                             LES DOMAINES BARONS DE
                                             ROTHSCHILD (LAFITE)


                                             By: /s/ Baron Eric de Rothschild
                                                 ----------------------------
                                             Its: Managing Director
                                             Date: October 9, 2001


                                             THE CHALONE WINE GROUP, LTD.


                                             By: /s/ Thomas B. Selfridge
                                                 -----------------------
                                             Its: President & Chief Executive
                                             Officer
                                             Date: October 9, 2001


                                             SFI INTERMEDIATE LTD.


                                             By: /s/ Phyllis S. Hojel
                                                 --------------------
                                             Its: President GHA 1 Holdings, Inc,
                                                   its general partner
                                             Date: October 9, 2001